SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Gap, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.05 par value

(Title of Class of Securities)

364760-10-8

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Lauri Shanahan, Esq.

EVP, General Counsel and Chief Compliance Officer

The Gap, Inc.

Two Folsom Street

San Francisco, California 94105

(650) 952-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John E. Aguirre, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300	Brett Cooper, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105 (415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$22,229,728	$2,616.44

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,970,400 shares of common stock of The Gap, Inc. having an aggregate value of $22,229,728 as of November 21, 2005 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by The Gap, Inc., a Delaware corporation (“Gap Inc.” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 1,970,400 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1996 Stock Option and Award Plan, as amended and restated, and its 2002 Stock Option Plan, as amended and restated (formerly known as “Stock Up On Success, The Gap, Inc.’s Stock Option Bonus Program”) (the “eligible options”) and that are held by eligible employees. These eligible options may be exchanged for new options that will be granted under the Company’s 1996 Stock Option and Award Plan (the “new options”) and, depending upon the terms of the eligible options, for cash payments, upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options and Cash Payments, dated November 23, 2005 (the “Offer to Exchange”), (ii) the related letter from Ken Kennedy, dated November 23, 2005; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible employee” refers to an employee of Gap Inc. or one of its subsidiaries who holds eligible options, and remains an employee through the date on which the new options are granted.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Gap Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is Two Folsom Street, San Francisco, California 94105, and the telephone number at that address is (650) 952-4400. The information set forth in the Offer to Exchange in the section under the caption “The Offer” entitled “Information concerning Gap Inc.” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the eligible options. The actual number of shares of common stock subject to the new options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancellation. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” and “Risks of Participating in the Offer,” and in the sections entitled “Number of options; expiration date,” “Acceptance of options for exchange and issuance of new options and cash payments,” and “Source and amount of consideration; terms of new options” under the caption “The Offer” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange in the section entitled “Price range of shares underlying the options” under the caption “The Offer” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” entitled “Eligibility,” “Number of options; expiration date,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of new options and cash payments,” “Conditions of the offer,” “Source and amount of consideration; terms of new options,” “Price range of shares underlying the options,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material U.S. federal income tax consequences,” and “Extension of offer; termination; amendment” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” under the caption “The Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” under the caption “The Offer” is incorporated herein by reference. The eligible option plan and related option agreements, with the exception of the Form of Stock Option Agreement for New Options for Employees other than Paul Pressler which is filed as an exhibit to this Offer to Exchange, incorporated herein by reference as Exhibits (d)(1) through (d)(5) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and in the section entitled “Purpose of the Offer” under the caption “The Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the caption “The Offer,” in the sections entitled “Acceptance of options for exchange and issuance of new options” and “Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning Gap Inc.” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Gap Inc.,” “Financial statements,” and “Additional information” is incorporated herein by reference. The Gap’s Annual Report on Form 10-K for the year ended January 29, 2005 and Quarterly Report on Form 10-Q for the quarter ended July 30, 2005 can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options and Cash Payments, dated November 23, 2005.

(a)(1)(b)	Letter from Ken Kennedy, dated November 23, 2005.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Make Cash Payment.

(a)(1)(f)	Form of Addendum for Stock Option Exchange Program.

(a)(1)(g)	Forms of Reminder E-mails and Voicemails to Employees.

(a)(1)(h)	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program and Form of Confirmation E-mail to Employees who Withdraw their Eligible Options from the Exchange Offer.

(a)(1)(i)	Form of E-mail Message to certain Gap Inc. leaders from Lauri Shanahan.

(a)(1)(j)	Form of Stock Option Agreement for New Options for Employees other than Paul Pressler.

(a)(1)(k)	Form of Stock Option Agreement for New Options for Paul Pressler (filed as Exhibit 10.1 to Gap Inc.’s 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562).

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Award Plan, as amended and restated (filed as Appendix C to Gap Inc.’s Definitive Proxy Statement filed on May 14, 2003, and incorporated herein by reference, Commission File No. 1-7562).

(d)(2)	Form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.3 to Gap Inc.’s Form 10-Q for the quarter ended November 3, 2001, and incorporated herein by reference, Commission File No. 1-7562) and form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit (a)(1)(i) to this Schedule TO).

(d)(3)	Form of Nonqualified Stock Option Agreement for Paul Pressler under the company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.1 to Gap Inc.’s Form 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562).

(d)(4)	2002 Stock Option Plan, as amended and restated (formerly known as “Stock Up On Success, The Gap, Inc.’s Stock Option Bonus Program”) (filed as Exhibit 4.1 to Gap Inc.’s Form S-8 filed on February 12, 2003, and incorporated herein by reference, Commission File No. 333-103218).

(d)(5)	Form of Nonqualified Stock Option Agreement under Gap Inc.’s 2002 Stock Option Plan (formerly the 1999 Stock Option Plan as amended) (filed as Exhibit 4.6 to Gap Inc.’s Form S-8 filed on April 19, 1999, and incorporated herein by reference, Commission File No. 333-76523).

(g)	Not Applicable.

(h)	Not Applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE GAP, INC.

/s/ LAURI M. SHANAHAN
Lauri M. Shanahan
Executive Vice President, General Counsel and Chief Compliance Officer

Date: November 23, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(a)	Offer to Exchange Certain Outstanding Options for New Options and Cash Payments, dated November 23, 2005.

(a)(1)(b)	Letter from Ken Kennedy, dated November 23, 2005.

(a)(1)(c)	Election Form.

(a)(1)(d)	Withdrawal Form.

(a)(1)(e)	Form of Promise to Make Cash Payment.

(a)(1)(f)	Form of Addendum for Stock Option Exchange Program.

(a)(1)(g)	Forms of Reminder E-mails and Voicemails to Employees.

(a)(1)(h)	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program and Form of Confirmation E-mail to Employees who Withdraw their Eligible Options from the Exchange Offer.

(a)(1)(i)	Form of E-mail Message to certain Gap Inc. leaders from Lauri Shanahan.

(a)(1)(j)	Form of Stock Option Agreement for New Options for Employees other than Paul Pressler.

(a)(1)(k)	Form of Stock Option Agreement for New Options for Paul Pressler (filed as Exhibit 10.1 to Gap Inc.’s 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562).

(b)	Not Applicable.

(d)(1)	1996 Stock Option and Award Plan, as amended and restated (filed as Appendix C to Gap Inc.’s Definitive Proxy Statement filed on May 14, 2003, and incorporated herein by reference, Commission File No. 1-7562).

(d)(2)	Form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.3 to Gap Inc.’s Form 10-Q for the quarter ended November 3, 2001, and incorporated herein by reference, Commission File No. 1-7562) and form of Nonqualified Stock Option Agreement for employees under the Company’s 1996 Stock Option and Award Plan (filed as Exhibit (a)(1)(i) to this Schedule TO).

(d)(3)	Form of Nonqualified Stock Option Agreement for Paul Pressler under the company’s 1996 Stock Option and Award Plan (filed as Exhibit 10.1 to Gap Inc.’s Form 10-Q for the quarter ended May 1, 2004, and incorporated herein by reference, Commission File No. 1-7562).

(d)(4)	2002 Stock Option Plan, as amended and restated (formerly known as “Stock Up On Success, The Gap, Inc.’s Stock Option Bonus Program”) (filed as Exhibit 4.1 to Gap Inc.’s Form S-8 filed on February 12, 2003, and incorporated herein by reference, Commission File No. 333-1032181).

(d)(5)	Form of Nonqualified Stock Option Agreement under Gap Inc.’s 2002 Stock Option Plan (formerly the 1999 Stock Option Plan as amended) (filed as Exhibit 4.6 to Gap Inc.’s Form S-8 filed on April 19, 1999, and incorporated herein by reference, Commission File No. 333-76523).

(g)	Not Applicable.

(h)	Not Applicable.